SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XFormity Technologies, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

           98416E 10 1
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado  80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      August 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 98416E 10 1

(1)      Names of Reporting Persons.

I.R.S. Identification Nos. of Above Persons (entities only).

         Sheldon Drobny

(2)      Check the Appropriate Box if a Member of a Group (see instructions)

(a)

*

(b)

☒

(3)      SEC Use Only

(4)      Source of Funds*           OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power 47,500
Beneficially Owned	(8) Shared Voting Power 11,276,031
by Each Reporting	(9) Sole Dispositive Power 47,500
Person With	(10)Shared Dispositive Power 11,276,031

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              11,323,531 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     41.2%

(14)     Type of Reporting Person*       IN

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XFormity Technologies, Inc., formerly XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 14333 Proton Drive, Dallas, Texas  75244.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Sheldon Drobney, 60 North Revere Drive, Suite 725, Northbrook, Illinois  60062. Mr. Drobny is Managing Director of Paradigm Group II, LLC, a Delaware limited liability company (“Paradigm Group”). Paradigm Group is a private investment fund engaged in holding investments. Paradigm Group also serves as the sole General Partner of Paradigm Millennium Fund, LP, a Delaware limited partnership (“Paradigm Fund”).  Paradigm Fund is a private investment fund engaged in holding investments.

      (d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Paradigm Group and Paradigm Fund are both reporting persons under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and have previously reported on Schedule 13D’s  their beneficial ownership of shares of common stock of the Company.  Those reports are incorporated herein by reference.

On December 31, 2004, Mr. Drobny acquired in his individual capacity an aggregate of 40,000 shares of common stock at an average price of $.32 per share. On January 3, 2005, Mr. Drobny acquired in his individual capacity an aggregate of 5,000 shares at a price of $.33 per share. On March 30, 2005, Mr. Drobny acquired in his individual capacity an aggregate of 2,500 shares of common stock at a price of $.28 per shares.  All purchases were made using personal funds.

On August 2, 2006, Mr. Drobny acquired through the Sheldon Drobny Defined Benefit Retirement Plan (the “Plan”) an aggregate of 50,000 shares of common stock at an average price of $.16 per share. The persons who exercise the shared voting and investment power of the shares acquired through the Plan are Sheldon Drobny and his wife, Anita Drobny, as co-trustees.

ITEM 4.      PURPOSE OF TRANSACTION

All shares of common stock of the Company acquired by Mr. Drobny both directly and indirectly through Paradigm Group, Paradigm Fund and the Plan, were acquired for investment.  Mr. Drobny reserves the right to acquire additional shares of Common Stock as well as to dispose of any and all of the shares owned by him at any time or from time to time and at prices determined by him.

Mr. Drobny has no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the business or corporate structure of the Company, (vii) any changes in the charter or bylaws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

       Mr. Drobny reserves the right to change its intention with respect to any or all matters referred to in this Item 4.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

(a)      At the close of business on August 8, 2006,  giving effect to all the transactions described in Item 3 as well as the transactions previously reported by Paradigm Group and Paradigm Fund, Mr. Drobny would be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 11,323,531 shares of common stock of the Company, consisting of the following:

(1)

47,500 shares of common stock owned directly in his individual capacity;

(2)

50,000 owned indirectly through the Plan;

Paradigm Group beneficially owned directly 2,167,333 shares of Common Stock and owned indirectly, through Paradigm Millennium Fund, an aggregate of 9,058,698 shares of common stock.  Paradigm Group includes in its beneficial ownership 100% of the shares of common stock held by Paradigm Millennium Fund.  Paradigm Group would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 11,226,031 shares of common stock, consisting of 11,226,031 shares of common stock.

These securities represent 28.1% of the issued an outstanding shares of common stock of the Company, based upon 40,078,337 shares issued and outstanding,  calculated in accordance with Rule 13d-3 under the Exchange Act.

       (b)      Mr. Drobny has the sole voting and investment power with respect to the shares owned directly by him and identified in Item 5(a)(1) above. Mr. Drobny has the shared voting and investment power with respect to the shares owned by the Plan and identified in Item 5(a)(2) above.  Mr. Drobny has the shared voting and investment power with respect to the shares beneficially owned by Paradigm Group. Paradigm Group has the sole voting and dispositive power with respect to all of the shares of Common Stock and Warrants owned by Paradigm Fund.

       (c)      Paradigm Group and Paradigm Fund have not acquired any shares of common stock during the past sixty (60) days. The Plan acquired an aggregate of 50,000 shares on August 2, 2006,  as disclosed in this report.

               Neither Mr. Drobny, the Plan, Paradigm Group nor Paradigm Fund has sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                   RESPECT TO THE SECURITIES OF THE ISSUER

        None, except as previously disclosed by Paradigm Group and Paradigm Fund.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2006 (Date)
/s/ Sheldon Drobny (Signature)

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